                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
--------------------------------------------------------------------------------

                               Schedule 14D-1
             Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934
                              (AMENDMENT NO. 5)

--------------------------------------------------------------------------------
                         PROMETHEUS INCOME PARTNERS
                          (Name of Subject Company)

                       PROM INVESTMENT PARTNERS L.L.C.
                                  (Bidder)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                               (Title of Class
                               of Securities)

                                 742941 10 7
                           (CUSIP Number of Class
                               of Securities)

--------------------------------------------------------------------------------
                              W. Edward Scheetz
                       Prom Investment Partners L.L.C.
                   1301 Avenue of the Americas, 38th Floor
                             New York, NY  10019

                                  Copy to:
                                Peter M. Fass
                            Steven L. Lichtenfeld
                              Battle Fowler LLP
                             75 East 55th Street
                             New York, NY  10022
                               (212) 856-7000

                   (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices and
                     Communications on Behalf of Bidder)

                          Calculation of Filing Fee
--------------------------------------------------------------------------------
         Transaction                                            Amount of
         Valuation*                                            Filing Fee
--------------------------                               -----------------------
         $4,455,000                                             $891.00
--------------------------------------------------------------------------------

          *For purposes of calculating the filing fee only. This amount assumes the purchase of 9,000 units of limited partnership interest ("Units") of the subject company for $495 per Unit in cash.

{X} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:      882.00
Form or registration no.:    Schedule 14D-1
Filing party:                Prom Investment Partners L.L.C.
Date filed:                  October 18, 1996

                         (Continued on following pages)
                              (Page 1 of 5 pages)

Cusip No.:  742941 10 7             14D-1                            Page 2 of 5





-------------------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         PROM INVESTMENT PARTNERS L.L.C.


-------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                                (a)  {  }
                                                                                                                (b)  {  }

-------------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only



-------------------------------------------------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF; WC

-------------------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required   Pursuant to Item 2(e) or 2(f)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware


-------------------------------------------------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         5 Units of Limited Partnership Interest

-------------------------------------------------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%

-------------------------------------------------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         OO

                       AMENDMENT NO. 5 TO SCHEDULE 14D-1

         This Amendment No. 5 amends the Tender Offer Statement on Schedule 14D-1 filed by Prom Investment Partners L.L.C., a Delaware limited liability company (the "Purchaser"), with the Securities and Exchange Commission on October 18, 1996, as amended by Amendment No. 1 filed on November 12, 1996, Amendment No. 2 filed on November 27, 1996, Amendment No. 3 filed on December 5, 1996 and Amendment No. 4 filed on December 10, 1996, relating to the tender offer by the Purchaser to purchase up to 9,000 of the issued and outstanding units of limited partnership interest ("Units") of Prometheus Income Partners, a California limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         Item 1(b) is hereby supplemented and amended as follows:

         The Purchase Price has been increased to $495 per Unit, net to the seller in cash, without interest thereon and automatically reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after October 18, 1996 and on or prior to the Expiration Date, which has been extended to December 30, 1996, upon the terms and subject to the conditions set forth in the Offer.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4(a) is hereby supplemented and amended as follows:

         The total amount of the funds necessary to purchase the maximum number of Units sought pursuant to the Offer has been increased to $4,455,000.

ITEM 10.         ADDITIONAL INFORMATION.

         Item 10(f) is hereby supplemented and amended as follows:

         The information set forth in the letter to Limited Partners and the press release dated December 13, 1996, copies of which are attached hereto as Exhibits (a)(18) and (a)(19), respectively, is incorporated herein in its entirety by reference.

ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

         99.(a)(18)  Letter, dated December 13, 1996, from Prom Investment
                     Partners L.L.C. to holders of Units.

         99.(a)(19)  Press Release dated December 13, 1996.

                                   SIGNATURES

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 13, 1996

                               PROM INVESTMENT PARTNERS L.L.C.

                               By:  AP-GP Prom Partners Inc., its managing
                                    member


                                    By:  /s/ Richard Mack
                                         --------------------------------------
                                         Name:  Richard Mack
                                         Title:  Vice President

                                 EXHIBIT INDEX


EXHIBIT NO.                        TITLE
-----------                        -----

99.(a)(18)           Letter, dated December 13, 1996, from Prom Investment
                     Partners L.L.C. to holders of Units

99.(a)(19)           Press Release dated December 13, 1996